UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated August 20, 2010.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	/s/ Ioannis E. Lazaridis
Name: /s/ Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: August 20, 2010

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES PARTIAL EXERCISE OF UNDERWRITERS’ OVER-ALLOTMENT OPTION

Athens, Greece, August 20, 2010 – Capital Product Partners L.P. (the Partnership) (Nasdaq: CPLP) announced today that the underwriters of its public offering of 5,500,000 common units, which was completed on August 13, 2010, have partially exercised the over-allotment option granted to them by the Partnership. As a result of the over-allotment exercise, the Partnership has sold 552,254 common units and has received approximately $4.5 million in net proceeds, which will be used for general partnership purposes.

The Partnership’s common units trade on the Nasdaq Global Market under the symbol “CPLP”.

The joint book-running managers for this offering are UBS Investment Bank and Citi. The lead managers are Deutsche Bank Securities and Wells Fargo Securities, and the co-managers are Oppenheimer & Co. and Stifel Nicolaus Weisel.

Copies of the prospectus supplement and accompanying prospectus related to this offering may be obtained from UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, or by calling UBS toll-free at: 888-827-7275 or from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, or by calling Citi toll-free at: 800-831-9146 or by e-mailing Citi at: batprospectusdept@citi.com. Electronic copies of the prospectus supplement and accompanying base prospectus related to this offering are available on the Securities and Exchange Commission’s website at http://www.sec.gov.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying prospectus.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 21 modern vessels, comprising 18 MR tankers, two small product tankers and one Suezmax crude oil tanker. Our vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group and Capital Maritime & Trading Corp.

Forward Looking Statement:

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F
CONTACT:

Capital GP L.L.C.

Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.

Jerry Kalogiratos
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com